Information contained in this prospectus supplement is subject to completion or amendment. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-71638

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 2002

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 22, 2001)

                                  $250,000,000

                  KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.
                            % SENIOR UNSECURED NOTES DUE 2012
                               ------------------
     The notes will bear interest at the rate of      % per year. We will pay
interest on the notes on February 15 and August 15 of each year, beginning August 15, 2002. The notes will mature on February 15, 2012. We may redeem the notes at any time, in whole or in part, at a redemption price equal to the greater of the principal amount of the notes and the optional redemption price described in this prospectus supplement. We will also pay any accrued and unpaid interest to the date of any redemption.

     The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.
                               ------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER NOTE   TOTAL
                                                              --------   ------
Price to Public(1)                                                       $
Underwriting Discount                                                    $
Proceeds to Kaneb Pipe Line Operating Partnership, L.P.
  (before expenses)                                                      $

---------------------

(1) Plus accrued interest from February      , 2002, if settlement occurs after
    that date.
                               -----------------------
     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about February
     , 2002 through the book-entry facilities of The Depository Trust Company.
                               ------------------
                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY
                               ------------------
BANC ONE CAPITAL MARKETS, INC.
                        FLEET SECURITIES, INC.
                                           SUNTRUST ROBINSON HUMPHREY

February      , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, OR THE INFORMATION PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT IS INCORPORATED BY REFERENCE HEREIN, IS ACCURATE AS OF ANY DATE OTHER THAN ITS RESPECTIVE DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT

Summary.....................................................    S-3
Risk Factors................................................    S-8
Use of Proceeds.............................................   S-11
Ratio of Earnings to Fixed Charges..........................   S-13
Capitalization..............................................   S-13
Description of Existing Indebtedness and Credit
  Facilities................................................   S-14
Description of the Notes....................................   S-15
Underwriting................................................   S-28
Legal.......................................................   S-29
Experts.....................................................   S-29

                            PROSPECTUS
About Us....................................................      1
About this Prospectus.......................................      1
Where You Can Find More Information.........................      1
Forward-looking Statements and Associated Risks.............      2
Risk Factors................................................      3
Who We Are..................................................      7
Use of Proceeds.............................................      8
Ratio of Earnings to Fixed Charges..........................      8
Description of Debt Securities..............................      8
Plan of Distribution........................................     15
Legal.......................................................     16
Experts.....................................................     16
Index to Financial Statements...............................    F-1

                                    SUMMARY

     This summary highlights information from this prospectus supplement and the related prospectus. It is not complete and may not contain all of the information that you should consider before investing in the notes. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and our financial data. You should read the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference carefully, including the "Risk Factors" section and our financial statements and the notes to those statements, before making an investment decision.

     As used in this prospectus supplement and the accompanying prospectus: the terms "we," "us" and "our" mean Kaneb Pipe Line Operating Partnership, L.P. and include our subsidiary operating companies; the term "Statia" means the subsidiaries of Statia Terminals Group N.V. we are acquiring; and the term "Statia Terminals" means Statia Terminals Group N.V.

                                 KANEB PARTNERS

     We are a Delaware limited partnership engaged in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner and Kaneb Pipe Line Partners, L.P., a publicly traded limited partnership, is our sole limited partner.

     Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves eastern Wyoming, western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2001, we shipped approximately 18.6 billion barrel miles of refined petroleum products on our pipeline systems. Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

     We are the third largest independent liquids terminaling company in the United States based on storage tank capacity. Our terminaling business is conducted through our subsidiaries Support Terminal Services, Inc. and Support Terminals Operating Partnership, L.P., each of which operates under the trade name ST Services. Our terminaling business consists of receiving, storing and delivering liquid petroleum products and specialty chemicals. Our ST Services subsidiaries and their predecessors have been in the terminaling business for more than 40 years. Our total worldwide tankage capacity is approximately 40.0 million barrels. Since 1996, we have acquired 19 domestic terminal facilities with an aggregate storage capacity of 20.8 million barrels. In the United States, we operate 41 facilities in 21 states and the District of Columbia. Our six largest domestic terminal facilities are in Piney Point, Maryland; Linden, New Jersey (50% owned joint venture); Crockett, California; Martinez, California; Jacksonville, Florida; and Texas City, Texas. Two of our largest terminals, Crockett and Martinez, California, were among the seven terminals we acquired when we purchased Shore Terminals LLC on January 3, 2001. We also own six terminals in the United Kingdom, which have an aggregate capacity of approximately 5.5 million barrels in 307 tanks, are served by deep water marine docks and handle a variety of liquids, including petroleum products, chemicals, fats, vegetable oils and molten sulphur. Three of the terminals are in England, two are in Scotland and one is in Northern Ireland.

     Our strategy is to continue our growth through:

     - selective strategic acquisitions of pipelines and terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets,

     - improving the performance of our asset base, and

     - expanding into related businesses.

     We continually evaluate new acquisition opportunities. We seek to acquire pipeline assets that are contiguous with our existing pipeline system and acquisitions of terminal and storage facilities that are adjacent to our existing terminals or pipelines. We can normally absorb these acquisitions with little or no incremental operating expense. Since 1996, we have made six acquisitions of this type in addition to the 19 acquisitions referred to above. We also pursue acquisitions that allow us to expand our operations into new markets or related businesses.

                              RECENT DEVELOPMENTS

STATIA ACQUISITION

     In November 2001, we signed a definitive agreement to acquire all of the liquids terminaling subsidiaries of Statia Terminals Group N.V. for approximately $190 million in cash. The acquired subsidiaries have approximately $107 million in outstanding debt, including $101 million of 11 3/4% first mortgage notes that we will offer to repurchase at 101% of their aggregate principal amount. The acquisition is subject to approval by Statia Terminals' public shareholders and standard closing conditions. Statia Terminals has called a special meeting of its shareholders for February 22, 2002, to vote on the acquisition. We anticipate that the acquisition will close in early 2002. We intend to fund the Statia acquisition and any repurchase of Statia's first mortgage notes through borrowings under our bank revolving credit facility after application of the net proceeds of this offering to repay amounts outstanding under such facility. Statia Terminals is traded on the Nasdaq under the symbol "STNV."

     Statia's terminaling operations encompass two world-class, strategically located facilities. The storage and transshipment facility on the island of St. Eustatius, which is located east of Puerto Rico, has tankage capacity of 11.3 million barrels. The facility located at Point Tupper, Nova Scotia, Canada has tankage capacity of 7.4 million barrels. Both facilities provide a broad range of products and services, including storage and throughput, marine services and product sales of bunker fuels and bulk oil products.

     On January 29, 2002, Statia Terminals issued a press release announcing its results for the quarter and year ended December 31, 2001. The information in this paragraph summarizes those results as reported by Statia Terminals in its press release. Statia Terminals' total revenues for the fourth quarter of 2001 were $47.0 million, down $9.4 million from total revenues of $56.4 million for the fourth quarter of 2000. Total revenues for the year ended December 31, 2001, were $202.2 million, down $8.3 million from total revenues of $210.5 million for the year 2000. Operating income for the three and twelve months ended December 31, 2001, was $4.5 million and $24.3 million, respectively, as compared to $7.1 million and $19.4 million for the same periods of 2000. Operating income for the three and twelve months ended December 31, 2001 includes costs related to the proposed sale of Statia Terminals' operating subsidiaries to us of $1.2 million and $1.5 million, respectively, and an impairment charge of $0.7 million. Operating income for the three and twelve months ended December 31, 2000 includes a one-time increase of $0.95 million. For the quarter ended December 31, 2001, Statia Terminals' net income was $1.2 million compared to $3.8 million for the fourth quarter of 2000. For the year ended December 31, 2001, net income was $10.9 million compared to $6.1 million for the year ended December 31, 2000.

     Additional information regarding the Statia acquisition, including pro forma financial information and historical financial information regarding the acquired businesses, may be found in our Current Report on Form 8-K filed January 25, 2002 with the Securities and Exchange Commission.

PORTLAND TERMINAL ACQUISITION

     On December 27, 2001, we completed the acquisition of a terminal in Portland, Oregon from ExxonMobil for approximately $4.1 million. The terminal, which has approximately 800,000 barrels of tankage, is located on the Willamette River and is accessible by barges, tankers, trucks, rail and pipeline.

This terminal is adjacent to our existing Portland terminal. The combination of the two terminals will allow us to benefit from cost savings while expanding our tankage in the area by almost 250%. It also enhances our ability to serve our existing customers in the Portland area while adding new customers to our base.

2001 FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS

     On February 11, 2002, Kaneb Pipe Line Partners, L.P. reported its financial results for the year 2001. Our revenues for 2001 were $207.8 million compared with $156.2 million for the prior year. Our net income for 2001 was $64.8 million compared with $46.7 million last year.

     Our pipeline revenues were $75.0 million, compared with $71.0 million last year. Pipeline operating income increased to $36.8 million, up from $36.2 million for 2000. The effect of the Shore Terminals acquisition and substantial growth in base terminaling operations are reflected in the increased terminaling revenues and operating income. Terminaling revenues increased to $132.8 million compared with $85.5 million in the prior year. Terminaling operating income increased to $45.3 million, compared with $23.4 million for 2000.

                               ------------------

     Our principal executive offices are located at 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number there is (972) 699-4055. You may contact us through our Investor Relations Department by phone at (972) 699-4057 or by facsimile at (972) 699-4025.

                                  THE OFFERING

Securities Offered............   $250,000,000 principal amount of      % senior
                                 unsecured notes due 2012.

Maturity Date.................   February 15, 2012.

Interest Payment Dates........   February 15 and August 15 of each year,
                                 beginning August 15, 2002.

Optional Redemption...........   Upon not less than (30) days notification to
                                 noteholders, we may redeem the notes at any time, in whole or in part, at a redemption price equal to the greater of the principal amount of the notes and the optional redemption price described in this prospectus supplement.
                                 We will also pay any accrued and unpaid
                                 interest to the date of any redemption. Please read "Description of the Notes -- Optional
                                 Redemption."

Ranking.......................   The notes:

                                      - will be our senior unsecured
                                        indebtedness;

                                      - will rank equally in right of payment
                                        with all of our existing and future
                                        unsecured and unsubordinated
                                        indebtedness;

                                      - will be senior in right of payment to
                                        any future subordinated indebtedness;

                                      - are effectively junior to our secured
                                        indebtedness; and

                                      - are effectively junior to all existing
                                        and future indebtedness and other
                                        liabilities of our subsidiaries.

                                 Upon the sale of the notes and the application of the proceeds therefrom as described under "Use of Proceeds," we will have no indebtedness for borrowed money ranking senior to the notes and approximately $24 million of unsecured bank loans of our subsidiaries that will rank equally in right of payment with the notes. We intend to reborrow amounts under our bank revolving credit facility to fund the purchase price for the Statia acquisition (approximately $190 million) and, to the extent required, our repurchase of Statia's first mortgage notes. See "Use of Proceeds". The indenture governing the notes does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. The notes will not be guaranteed by our subsidiaries or our parent.

Ratings.......................   The notes have been assigned ratings of BBB+ by
                                 Standard & Poor's Rating Services and Baa3 by
                                 Moody's Investors Service, Inc. Standard &
                                 Poor's and Moody's will continue to monitor these ratings and will make future adjustments to the extent warranted. A rating reflects only the view of Standard & Poor's or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the notes. We cannot assure you that these ratings will be retained for any given period of time or that they will not be revised downward or withdrawn entirely.

Covenants.....................   We will issue the notes under an indenture
                                 containing covenants that limit:

                                      - the creation of liens securing
                                        indebtedness;

                                      - sale-leaseback transactions;

                                      - transactions with affiliates;

                                      - distributions to our partners;

                                      - sales of assets; and

                                      - fundamental changes in our business.

                                 These limitations will be subject to certain qualifications and exceptions. For more details, see "Description of the Notes -- Covenants."

Use of Proceeds...............   We will receive net proceeds from the offering
                                 of approximately $248.2 million. We will use approximately $188.9 million of the net proceeds to repay indebtedness under our bank revolving credit facility. We intend to reborrow amounts under our bank revolving credit facility to fund the purchase price
                                 (approximately $190 million) of the Statia acquisition. The balance of such net proceeds, together with additional reborrowings under our bank revolving credit facility, if required, will be used to fund our repurchase of up to $101 million in aggregate principal amount of first mortgage notes of Statia, to the extent our offer to repurchase them is accepted by the holders thereof, and the retirement of Statia's equipment loan, if required by the lender, of which approximately $6.0 million is outstanding. To the extent that our repurchase offer is not accepted, or if the Statia acquisition is not completed for any reason, the balance of the net proceeds from this offering will be used to fund expansions, acquisitions or other capital expenditures or to provide working capital. Please read "Use of Proceeds."

Listing.......................   The notes will not be listed on any securities
                                 exchange. We can provide no assurance as to the liquidity of or trading markets for the notes.

                                  RISK FACTORS

     Before you invest in our notes, you should be aware that such an investment involves various risks, including those described below and in the related prospectus. If any of those risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our notes could decline, and you could lose all or part of your investment. You should consider carefully the risk factors below and those beginning on page 3 of the accompanying prospectus, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before buying notes.

RISKS RELATING TO THE NOTES

HOLDERS OF THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO ANY OF OUR AND OUR SUBSIDIARIES' FUTURE SECURED INDEBTEDNESS AND TO ALL LIABILITIES AND INDEBTEDNESS OF OUR SUBSIDIARIES.

     We currently have no secured indebtedness outstanding, but holders of our secured indebtedness that we may issue in the future would have claims with respect to our assets constituting collateral for such indebtedness that are prior to your claims under the notes. In the event of a default on such secured indebtedness or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes. Accordingly, any such secured indebtedness would effectively be senior to the notes to the extent of the value of the collateral securing the indebtedness. While the indenture governing the notes places some limitations on our ability to create liens, there are significant exceptions to these limitations, including with respect to sale and leaseback transactions, that will allow us to secure some kinds of indebtedness without equally and ratably securing the notes. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets.

     In addition, the notes are not guaranteed by our subsidiaries and our subsidiaries are permitted to incur additional indebtedness under the indenture. As a result, holders of the notes will be effectively subordinated to claims of third party creditors, including holders of indebtedness, of these subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental authorities, holders of indebtedness or guarantees issued by the subsidiaries will generally have priority as to the assets of the subsidiaries over claims by the holders of the notes. As a result, holders of our indebtedness, including the holders of the notes, will be effectively subordinated to all those claims. At September 30, 2001, one of our subsidiaries had outstanding approximately $24 million of unsecured bank term loans due in December 2003. If we complete the Statia acquisition, then the debt of our subsidiaries could increase substantially. See "Summary -- Recent Developments."

WE HAVE A HOLDING COMPANY STRUCTURE AND WILL DEPEND IN PART ON DISTRIBUTIONS FROM OUR OPERATING SUBSIDIARIES TO MAKE PAYMENTS ON THE NOTES, SUCH THAT CONTRACTUAL OR LEGAL RESTRICTIONS APPLICABLE TO OUR SUBSIDIARIES COULD LIMIT DISTRIBUTIONS FROM THEM TO US.

     We hold a significant portion of our assets through our subsidiaries. Accordingly, we are dependent in part on the earnings of our subsidiaries and the distribution of a portion of these earnings to us, to meet our obligations under our credit facilities and the notes. Provisions of law, like those permitting partnership distributions to be paid only to the extent that the fair market value of the partnership's assets exceeds its liabilities, and provisions of our senior indebtedness could limit the ability of our subsidiaries to make payments or other distributions to us. Our subsidiaries also could agree to other contractual restrictions on their ability to make distributions to us.

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES.

     Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the financial performance or prospects of companies in our industry generally. As a result we cannot assure you that an active trading market will develop or be maintained for the notes. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

RISKS OF INTEGRATING ACQUIRED BUSINESSES

WE MAY NOT BE ABLE TO INTEGRATE EFFECTIVELY AND EFFICIENTLY THE BUSINESSES AND OPERATIONS WE ACQUIRE.

     Part of our business strategy includes acquiring additional pipelines and terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets. Unexpected costs or challenges may arise whenever businesses with different operations and management are combined. Successful business combinations will require our management and other personnel to devote significant amounts of time to integrating the acquired businesses with our existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. In addition, the management of the acquired business may not join our management team. Any change in management may make it more difficult to integrate an acquired business with our existing operations.

     Since 1996, we have acquired 19 domestic terminal facilities, including the terminal facilities we acquired in the Shore acquisition in January 2001. Our pending acquisition of the liquids terminaling operations of Statia Terminals will be significant in relation to the size and scope of our existing terminaling operations. If we do not successfully integrate the Statia acquisition and our other acquisitions, or if there is any significant delay in achieving such integration, our business and financial condition could be adversely affected.

RISKS RELATED TO OUR STATIA TERMINALS ACQUISITION

     The consummation of our pending acquisition of the liquids terminaling operations of Statia Terminals will bring additional risks to the operation of our terminaling business as a whole. Because the size of the Statia acquisition is significant in relation to our existing business and operations, you should consider the following additional risk factors.

IF THE BENEFICIAL TAX STATUS OF CERTAIN OF STATIA'S TERMINALING FACILITIES IS TERMINATED, STATIA'S BUSINESS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

     Statia's St. Eustatius facility has qualified in the past for designation as a free trade zone, and Statia's Point Tupper facility is designated as a customs bonded warehouse. Such status allows customers of Statia to transship commodities to other destinations with minimal Netherlands Antilles or Canadian tax effects.

     Pursuant to a Free Zone and Profit Tax Agreement with the island government of St. Eustatius, which expired on December 31, 2000, Statia was subject to a minimum annual tax of 0.5 million Netherlands Antilles guilders, or approximately $0.3 million. This agreement provided that any amounts paid to meet the minimum annual payment would be available to offset future tax liabilities under the agreement to the extent that the minimum annual payment was greater than 2% of taxable income. Statia has been adhering to the terms of this agreement since its expiration. Discussions regarding a modified and extended agreement are in progress, and Statia believes that, although some terms and conditions will be modified from those of the prior agreement and that the amounts payable may increase or decrease, the execution of a new extended agreement is likely. However, if the beneficial tax status of Statia's facilities does not continue, or if significant adverse modifications are made to the tax agreement, Statia's business and financial condition may be adversely affected. Statia can give no assurances that this agreement will be extended on terms favorable to them, or at all.

     In Canada, the customs bonded warehouse designation expires annually. Statia routinely renews this designation through compliance with regulations, including providing evidence of bonding arrangements and fee payments. It is possible that Statia could lose its customs bonded warehouse designation in Canada through non-compliance, inability to obtain the necessary bonding arrangements or as a result of significant changes in regulations.

     Should the free trade zone designation fail to be extended or the custom bonded warehouse designation terminate, Statia's business and financial condition may be adversely impacted.

ENVIRONMENTAL RISKS MAY INCREASE THE COST OF STATIA'S OPERATIONS AND GIVE RISE TO UNEXPECTED LIABILITIES.

     In connection with Statia's acquisition by Castle Harlan Partners II L.P. in 1996, certain matters involving potential environmental costs were identified at Statia's Point Tupper, Nova Scotia, Canada facility. Praxair, Inc., the former owner of Statia, agreed to pay for certain of these environmental costs subject to certain limitations. Praxair has paid approximately $5.19 million to Statia in reimbursement for such environmental costs during the period from November 27, 1996 to December 31, 2000. Based on investigations conducted and information available to date, the potential cost of additional investigation and remediation is estimated to be approximately $13 million, substantially all of which Statia believes is the responsibility of Praxair pursuant to the terms of the agreement with Praxair. Statia has also identified certain other environmental, health and safety costs not covered by the agreement with Praxair for which $1.5 million was accrued in 1996 in conjunction with the Castle Harlan acquisition. Any significant dispute or delay by Praxair in paying any amounts owed to Statia or the discovery of any additional material liabilities for which Praxair is not required to reimburse Statia under the agreement could have a material adverse effect on Statia's business and financial condition.

     In addition, our acquisition of Statia will expand our operations into geographic areas and jurisdictions in which we currently have no operations. The discovery of additional material environmental conditions, material violations of environmental laws or changes in or more vigorous enforcement of environmental laws in these new geographic areas could have a material adverse effect on our business and financial condition.

STATIA'S TERMINALING OPERATIONS ARE LARGELY DEPENDENT ON THE DEMAND FOR CRUDE OIL AND PETROLEUM PRODUCTS IMPORTED INTO THE UNITED STATES AND A DECREASE IN SUCH DEMAND MAY ADVERSELY AFFECT STATIA'S FINANCIAL RESULTS.

     Statia's operations are largely dependent on the demand for crude oil and petroleum products imported into the United States. The demand for imported crude oil and petroleum products in the United States is influenced by a number of factors, including weather conditions, economic growth, pricing of petroleum products and substitute products, government policy, transportation costs, domestic production and refining capacity and utilization. Changes in government regulation that affect the petroleum industry, including the imposition of a surcharge on imported oil or an increase in taxes on crude oil and oil products, could adversely affect this business. These factors are beyond Statia's control, and we can give no assurances that future conditions affecting supply and demand of crude oil and petroleum products will be favorable to Statia's business and financial condition.

CURRENT AND FUTURE PRICING OF CRUDE OIL AND PETROLEUM PRODUCTS AND ANY REDUCED AVAILABILITY OR INCREASED COST OF TANKERS MAY ADVERSELY AFFECT STATIA'S FINANCIAL RESULTS.

     When the future prices for crude oil and petroleum products that Statia stores fall below current spot prices for any length of time, customers using Statia's storage facilities are less likely to store such product, thereby reducing storage utilization levels. This market condition is referred to as "backwardation." When future prices exceed current spot prices for any length of time the market is said to be in "contango." Historically, heating oil has been in contango during the summer months and gasoline has been in contango during the winter months. Statia can give no assurances that the market will follow this pattern in the future.

     When the crude oil and petroleum products market is in contango for a specific product by an amount exceeding storage costs, time value of money, cost of a second vessel and the cost of loading and unloading at the terminal, the demand for storage capacity at Statia's terminals for such product usually increases. Thus, Statia's operations are also dependent on the availability of and the reasonableness of charter rates of very-large and ultra-large crude carriers to transfer products to Statia's facilities and of smaller vessels to subsequently transfer products from Statia's facilities to downstream users.

ADVERSE WEATHER SUCH AS HURRICANES CAN NEGATIVELY AFFECT STATIA'S OPERATIONS.

     Statia's operations are disrupted from time to time by adverse weather conditions. Since its construction in 1982, Statia's St. Eustatius facility has been adversely impacted by seven hurricanes. The three that most seriously affected that facility occurred in the third and fourth quarters of 1995. Operations at the St. Eustatius facility ceased for varying lengths of time from August 28, 1995 to October 3, 1995, and during September 1995 vessel calls at the St. Eustatius facility decreased substantially. Also, hurricane Georges in September 1998 caused approximately $8.5 million in damage to the facility.

     Although Statia maintains insurance policies to cover damage to its real and personal property at levels that it considers appropriate, Statia does not currently carry business interruption insurance with respect to its terminaling facilities due to, what they believe, are excessive premium costs for the coverage provided. Statia does, however, carry business interruption insurance for Statia's offshore single point mooring system. While Statia believes it is adequately insured, future losses at Statia's terminaling facilities could exceed insurance policy limits or, under adverse interpretations, could be excluded from coverage.

                                USE OF PROCEEDS

     We intend to use approximately $188.9 million of the net proceeds from the offering to repay the remaining indebtedness outstanding under our $275 million bank revolving credit facility following the repayment of approximately $50.0 million of such indebtedness with the net proceeds from the sale of limited partner interests by Kaneb Pipe Line Partners in January 2002. We intend to reborrow amounts under our bank revolving credit facility to fund the purchase price (approximately $190 million) of the Statia acquisition. The balance of the net proceeds will be used to fund our repurchase of first mortgage notes of Statia, to the extent our offer to repurchase them is accepted by the holders of such notes. Our acquisition of Statia will constitute a "change of control," which will require us to offer to purchase Statia's outstanding 11 3/4% first mortgage notes due November 15, 2003, for 101% of their principal amount. At September 30, 2001, $101 million in principal amount of Statia's first mortgage notes were outstanding. They are currently redeemable at the option of the issuers at approximately 103% of par and, commencing November 15, 2002, at 100% of par. In addition, the change of control may require us to offer to repay Statia's equipment loan, which currently has an outstanding balance of approximately $6.0 million.

     To the extent that our repurchase offer is not accepted, or if the Statia acquisition is not completed for any reason, the balance of the net proceeds from this offering will be used to fund expansions, acquisitions or other capital expenditures or to provide working capital. See "Summary -- Recent Developments." As of September 30, 2001, approximately $235.9 million was outstanding under our bank revolving credit facility, with a weighted average annual interest rate of 4.60% and an expiration date in December 2003. Borrowings under this facility were used to repay our first mortgage notes and to finance the cash portion of the purchase price for Shore Terminals LLC, which we acquired in January 2001.

     Under the terms of our $275 million revolving credit agreement, the sale of the notes will have the effect of reducing the amount available for borrowing under our bank revolving credit facility to $225 million unless all of the participating banks waive that provision. As of the date of this prospectus supplement, all but one of those banks has granted the waiver. If that bank does not grant a waiver, if that bank remains in the credit agreement and if all of Statia's first mortgage notes are tendered for repurchase, we would need approximately $13.7 million (in addition to the reduced amount that would be available under the revolving credit facility and the net proceeds from this offering remaining after repayment of the amount outstanding under our bank revolving credit facility) to fully fund the repurchase of Statia's first mortgage notes and the repayment of its equipment loan. To eliminate our possible need for additional financing to fund this amount, our general partner has committed to purchase, upon our request, up to $15.0 million in principal amount of Statia's outstanding first mortgage notes.

     The following table summarizes our cash requirements for the closing of the Statia acquisition and our intended financing of those requirements:

                                                               USES      SOURCES
                                                              ------     -------
                                                                (IN MILLIONS)
Statia acquisition price....................................  $190.0
Repurchase Statia first mortgage notes......................   102.0(1)
Retire Statia equipment loan................................     6.0(2)
                                                              ------
Total uses..................................................  $298.0
                                                              ======
Proceeds of this offering...................................             $ 248.2
  Less repayment of revolving credit balance................              (188.9)
Reborrowing under revolving credit facility.................               225.0
Purchase of Statia notes by our general partner.............                13.7(1)
                                                                         -------
Total sources...............................................             $ 298.0
                                                                         =======

---------------

(1) Assumes that our repurchase offer is accepted by the holders of all of the outstanding first mortgage notes.

(2) Assumes that our offer to retire Statia's equipment loan is accepted by the lender.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                             NINE MONTHS
                                                                                ENDED
                                             YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                         --------------------------------   -------------
                                         1996   1997   1998   1999   2000   2000    2001
                                         ----   ----   ----   ----   ----   -----   -----
Ratio of Earnings to Fixed Charges.....  4.60   4.63   4.77   4.56   4.56   4.71    5.17

     For purposes of calculating the ratio of earnings to fixed charges:

     - "fixed charges" represent interest expense and the portion of rental expense representative of the interest factor; and

     - "earnings" represent income before income taxes and extraordinary item, plus fixed charges, less undistributed earnings of equity affiliates.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at September 30, 2001 and our pro forma as adjusted consolidated capitalization at September 30, 2001. Our pro forma as adjusted information as of September 30, 2001 gives effect to:

      - the application of proceeds of approximately $50.0 million from the sale of limited partner interests by Kaneb Pipe Line Partners, L.P. in January 2002 to reduce amounts outstanding under our bank revolving credit facility;

      - additional borrowings under our bank revolving credit facility after September 30, 2001, of approximately $3.0 million; and

      - the application of the net proceeds from this offering and borrowings under our bank revolving credit facility and additional financing to fund the purchase price of the Statia acquisition (approximately $190 million), the redemption of Statia's first mortgage notes (approximately $88.3 million for our account) and the payment of Statia's equipment loan (approximately $6.0 million) as if those transactions had occurred on September 30, 2001.

For a discussion of the application of the proceeds of this offering, see "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements contained in our Current Report on Form 8-K filed on February 6, 2002 with the Securities and Exchange Commission that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                              AS OF SEPTEMBER 30, 2001
                                                              -------------------------
                                                                             PRO FORMA
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
Short Term Borrowings:
  Bank term loan............................................   $ 23,958      $ 23,958
Long-term debt, less current portion:
  Bank revolving credit facility............................    235,900       225,000
    % Senior Unsecured Notes due 2012.......................         --       250,000
  Statia first mortgage notes held by general partner.......         --        13,700
Partners' capital...........................................    220,087       269,737
                                                               --------      --------
Total capitalization........................................   $479,945      $782,395
                                                               ========      ========

           DESCRIPTION OF EXISTING INDEBTEDNESS AND CREDIT FACILITIES

     In December 2000, we entered into a credit agreement with a group of banks that provides for a $275 million unsecured revolving credit facility through December 2003. This facility bears interest at variable interest rates and has a variable commitment fee on the unutilized amounts. The credit agreement contains operational and financial covenants, including limitations on investments, sales of assets and transactions with affiliates, and, absent an event of default, the covenants do not restrict distributions to our partners. At September 30, 2001, approximately $235.9 million was drawn on the facility. These borrowings bore a weighted average annual interest rate for 2001 of 4.60%. For more details, see "Use of Proceeds."

     In January 1999, we entered into a credit agreement with a bank that provided for the issuance of $39.2 million in term loans in connection with our United Kingdom terminals acquisition and $5.0 million for general purposes. $18.3 million of the term loans were repaid in July 1999 with the proceeds from a public unit offering. The remaining portion ($24.0 million), with a fixed annual interest rate of 7.25%, is due in December 2003. The term loan under the credit agreement, as amended, is unsecured and ranks equally with the borrowings under $275 million bank revolving credit facility. The term loan also contains certain financial and operational covenants.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes supplements the general description of the Debt Securities included in the accompanying prospectus. You should review this description together with the description of the Debt Securities included in the accompanying prospectus. To the extent this description is inconsistent with the description in the accompanying prospectus, this description will control and replace the inconsistent description in the accompanying prospectus.

     We will issue the notes under an indenture, dated February   , 2002 (as
amended and supplemented from time to time, including a supplement setting forth the terms of the notes), between us and J.P. Morgan Chase & Co., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. We have summarized some of the material provisions of the notes and the indenture below. The summary supplements the description of the indenture contained in the accompanying prospectus, and we encourage you to read that description for additional material provisions that may be important to you. We also urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. You may request copies of the indenture from us as set forth under "Where You Can Find More Information" in the accompanying prospectus. Capitalized terms defined in the accompanying prospectus and the indenture have the same meanings when used in this prospectus supplement.

GENERAL DESCRIPTION OF THE NOTES

     The notes:

     - will be our senior unsecured indebtedness;

     - will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness;

     - will be senior in right of payment to any future subordinated indebtedness;

     - are effectively junior to our secured indebtedness; and

     - are effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries.

The notes will not be guaranteed by our subsidiaries or our parent. The indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

PRINCIPAL, MATURITY AND INTEREST

     We will issue the notes in an aggregate principal amount of $250 million. The notes will mature on February 15, 2012. We will issue the notes in denominations of $1,000 and whole multiples of $1,000.

     Interest on the notes will accrue at the annual rate of      % and will be
payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2002. We will make each interest payment to the holders of record on the immediately preceding February 1 and August 1.

     Interest on the notes will accrue from the date of original issuance, or if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     We will make payments on the notes at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to you at your addresses set forth in the register of holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to you, and we or any of our subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

     A registered holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with the transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of fifteen (15 days) before a selection of notes to be redeemed.

RATINGS

     The notes have been assigned ratings of BBB+ by Standard & Poor's and Baa3 by Moody's. These ratings have been obtained with the understanding that Standard & Poor's and Moody's will continue to monitor the ratings and will make future adjustments to the extent warranted. A rating reflects only the view of Standard & Poor's or Moody's, and is not a recommendation to buy, sell or hold the notes. We cannot assure you that any rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely.

OPTIONAL REDEMPTION

     The notes will be redeemable, as a whole or in part, at our option at any time at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes; and

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes, exclusive of interest accrued to the date of redemption, discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the
       Treasury Rate plus       basis points,

plus, in each case, accrued and unpaid interest to the date of redemption. The actual redemption price, calculated as provided above and in the definitions in this prospectus supplement, will be calculated and certified to the trustee by the Independent Investment Banker.

     "Treasury Rate" means, with respect to any redemption date relating to the notes, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date. Any weekly average yields calculated by interpolation or extrapolation will be ranked to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

     "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, for any redemption date relating to the notes (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means either Banc of America Securities LLC or Salomon Smith Barney Inc., as specified by us, and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

     "Reference Treasury Dealer" means each of Banc of America Securities LLC and Salomon Smith Barney Inc., plus two other dealers selected by the trustee that are primary U.S. government securities dealers in New York City and their respective successors; provided, if any of Banc of America Securities LLC or Salomon Smith Barney Inc. or any primary U.S. government securities dealer selected by the trustee shall cease to be a primary U.S. government securities dealer, such other primary U.S. government securities dealers as may be substituted by the trustee.

     "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     In the event that less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption in the manner as in its sole discretion the trustee shall deem appropriate and fair. However, no note with a principal amount of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least thirty (30) days but not more than sixty
(60) days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. A new note in a principal amount equal to the unredeemed portion of that note will be issued in the name of the holder upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

COVENANTS

     The indenture contains, among others, the covenants summarized below.

     Important Definitions. The following definitions will help in understanding the meaning of certain words and phrases used in the indenture covenants and discussed in the summary:

     The term "Consolidated Net Tangible Assets" means, at any date of determination, the aggregate amount of total assets after deducting therefrom
(1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet for us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     The term "Debt" means any obligation created or assumed for the repayment of money borrowed or indebtedness for the repayment of money borrowed and, without duplication, any guarantee therefor.

     The term "Disqualified Equity" means, with respect to any Person, any Equity Interests to the extent that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, it matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that the notes mature, except such Equity Interests that is solely redeemable with, or solely exchangeable for, any Equity Interests of such Person that are not Disqualified Equity.

     The term "Distribution" means with respect to any Equity Interests issued by a Person (1) the retirement, redemption, purchase or other acquisition for value of those Equity Interests (2) the declaration or payment of any dividend or distribution on or with respect to those Equity Interests, (3) any Investment by that Person in the holder of any of those Equity Interests, and (4) any other payment by that Person with respect to those Equity Interests.

     The term "Equity Interests" means (1) with respect to a corporation, shares of capital stock of such corporation or any other interest convertible or exchangeable into any such interest, (2) with respect to a limited liability company, a membership interest in such limited liability company, (3) with respect to a partnership, a partnership interest in such partnership, and (4) with respect to any other Person, an interest in such Person analogous to interests described in clauses (1) through (3).

     The term "Excluded Subsidiary" means any Subsidiary (1) that has no Indebtedness other than Permitted Non-Recourse Debt and (2) the sole purpose of which is to engage in the acquisition, construction, development and/or operation activities financed or refinanced with such Permitted Non-Recourse Debt.

     The term "Funded Debt" means, as applied to us or any of our subsidiaries, Debt maturing one year or more from the date of the incurrence, creation or assumption thereof by us or any of our subsidiaries, Debt directly or indirectly renewable or extendible, at the option of the obligor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the incurrence, creation or assumption thereof by us or any of our subsidiaries, and Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

     The term "Lien" means, as to any Person, any mortgage, lien, pledge, security interest or other similar charge or encumbrance.

     The term "Permitted Liens" means any:

     - Liens upon rights-of-way for pipeline purposes;

     - any statutory or governmental Liens or Liens arising by operation of law, or mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar Liens incurred in the ordinary course of business which are not yet due or which are being contested in good faith by appropriate proceedings;

     - rights reserved to, or vested in, any municipality or governmental, statutory or public authority by the terms of any right, power, franchise, grant, license, lease, permit, or by any provision of law, to control or regulate, to use, to purchase or recapture, to designate a purchaser of, to terminate any franchise, grant, license, lease or permit, or to condemn or expropriate, any property, or zoning laws, ordinances or municipal regulations;

     - Liens of taxes and assessments which are (1) for the then current year,
       (2) not at the time delinquent, or (3) delinquent but the validity of which are being contested at the time by us or any of our subsidiaries in good faith by appropriate proceedings;

     - Liens of, or to secure the payment or performance of, leases, other than capital leases;

     - Liens upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of, or appeal from, judicial proceedings;

     - any Lien for any judgment, attachment, decree or order of any governmental or court authority which combined with similar Liens are not in excess of $10,000,000 in the aggregate, or any Lien arising by reason of any attachment, judgment, decree or order of any governmental or court authority, so long as any proceeding initiated to review such attachment, judgment, decree or order shall not have been terminated or the period within which such proceeding may be initiated shall not expire, or such attachment, judgment, decree or order shall otherwise be effectively stayed;

     - Liens upon property or assets acquired or sold by us or any of our subsidiaries resulting from the exercise of any rights arising out of defaults on receivables or other sums owed to any of us or any of our subsidiaries;

     - Liens incurred or deposits made in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

     - Liens in favor of us or any of our subsidiaries;

     - Liens in favor of the United States of America or any other country or of any state, province, territory or any political subdivision thereof, or any department, agency or instrumentality or political subdivision of any of the foregoing, (1) in order to permit us or any of our subsidiaries to perform any contract or subcontract made with or at the request of such governmental entity, securing any partial, progress, advance or other payments pursuant to any contract or statute, or (2) to secure any Debt incurred by us or any of our subsidiaries for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such Lien;

     - Liens securing industrial development, pollution control or similar revenue bonds, or Liens created or assumed by us or any subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Code for the purpose of financing, in whole or in part, the acquisition, development or construction of, or repair or improvement on, property or assets to be used by us or any of our subsidiaries;

     - Liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested in the ordinary course of business by any governmental authority in connection with any contract or statute;

     - Liens upon property or assets to secure performance of tenders, bids, trade or government contracts, leases, statutory obligations, performance bonds or other similar obligations or to secure obligations arising under statutory regulatory, contractual or warranty requirements; or

     - easements, rights-of-way, restrictions, exceptions, reservations, defects and irregularities in title and other similar charges, claims and encumbrances in any property or assets which do not, individually or in the aggregate, materially interfere with the ordinary conduct of the business or businesses of us and our subsidiaries, taken as a whole; or

     - Liens arising under joint venture agreements, transportation or exchange agreements, preferential rights to purchase, and other agreements arising in the ordinary course of our or any of our subsidiaries' business.

     The term "Permitted Non-Recourse Debt" means Debt of any person that is non-recourse to us or any subsidiary and is used by such person to acquire, construct, develop and/or operate assets not owned by us or any subsidiary as of the date hereof or to refinance Permitted Non-Recourse Debt.

     The term "Principal Property" means, whether owned or leased on the date of original issuance of the notes or thereafter acquired, (1) pipeline assets of ours or any of our subsidiaries, including any related facilities employed in the transportation, distribution, terminaling, storage or marketing of refined petroleum products, petroleum products and specialty liquids which are located in the United States of America or any territory or political subdivision thereof, and (2) any processing or manufacturing plant or terminal owned or leased by us or any of our subsidiaries which is located within the United States of America or any territory or political subdivision thereof, except, in the case of either clause (1) or (2), (y) any assets consisting of inventories, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles, and (z) any such asset, plant or terminal which, in the opinion of the Board of Directors of our general partner, is not material in relation to the activities of us and our subsidiaries, taken as a whole.

     "Restricted Subsidiary" means any, direct or indirect, subsidiary of ours that owns or leases any Principal Property.

     Limitations on Liens. The indenture provides that so long as any of the notes are outstanding, we will not, and will not permit any of our subsidiaries to, create or suffer to exist, except in favor of us or any subsidiary, any Lien on any Principal Property or upon any shares of capital stock or other equity interests of any Restricted Subsidiary at any time owned by them, to secure any Debt of ours or of any other Person, unless effective provision is made whereby the notes issued under the indenture will be equally and ratably secured with any and all such Debt and with any other Debt similarly entitled to be equally and ratably secured. This restriction does not apply to prevent the creation or existence of any:

     - Permitted Liens;

     - Liens upon any property or assets created at the time of acquisition of such property or assets by us or any of our Restricted Subsidiaries or within one year after such time, to secure all or part of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of, or within one year of, such acquisition;

     - Liens upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after, completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

     - Liens upon any property or assets existing thereon at the time of the acquisition thereof by us or any of our Restricted Subsidiaries (whether or not the obligations secured thereby are assumed by us or any of our Restricted Subsidiaries), or the assumption by us or any Restricted Subsidiary of obligations secured by any Lien that exists at the time of acquisition by us or any of our Restricted Subsidiaries of the property or assets subject to such Lien or at the time of the acquisition of the Person that owns such property or assets; provided, however, that any such Lien only encumbers the property or assets so acquired;

     - Liens upon any property or assets of a Person existing thereon at the time (1) such Person becomes a Restricted Subsidiary of us, (2) such Person is merged with or into, or consolidated with, us or any of our Restricted Subsidiaries or (3) of a sale, lease or other disposition of the properties of a Person (or division thereof) as an entirety or substantially as an entirety to us or any of our Restricted Subsidiaries; provided, however, that any such lien only encumbers the property or assets of such person at the time such Person becomes a Restricted Subsidiary of us;

     - Liens upon any property or assets of us or any of our Restricted Subsidiaries in existence on the date of original issuance of the notes or provided for or created pursuant to an "after-acquired property" clause or similar term in existence on the date of original issuance of the Notes or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the date of original issuance of the notes;

     - Liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith by appropriate proceedings, and Liens which secure a judgment or other court-ordered award or settlement as to which we or any of our applicable Restricted Subsidiaries have not exhausted our applicable rights;

     - Liens upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by the preceding clauses of this section;

     - Liens securing Debt of us or any of our Restricted Subsidiaries, all or a portion of the net proceeds of which are used substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding notes in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding notes, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any of our subsidiaries in connection therewith;

     - Liens resulting from the deposit of moneys, U.S. Government Obligations or evidence of indebtedness in trust for the purpose of defeasing Debt of us or any of our Restricted Subsidiaries;

     - any Lien upon any property or assets to secure Debt incurred by us or any of our Restricted Subsidiaries, the proceeds of which, in whole or part, were used to defease, in a defeasance or a covenant defeasance, or obligations on any series of the Debt Securities; or

     - any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of any Lien, in whole or in part, that is referred to in the preceding clauses of this section or of any Debt secured thereby; provided, however, that any such extension, renewal, refinancing, refunding or replacement Lien shall be limited to the property or assets covered by the Lien extended, renewed, refinanced, refunded or replaced and that the principal amount secured by any such extension, renewal, refinancing, refunding or replacement Lien shall be in an amount not greater than the principal amount of (plus accrued interest on) the obligations secured by the Lien extended, renewed, refinanced, refunded or replaced plus any expenses of ours or our subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement.

     Notwithstanding the foregoing, we or a subsidiary may and may permit any Restricted Subsidiary to, create, assume or incur any Lien upon any Principal Property to secure any Debt, other than the notes, that is not permitted to be secured by the preceding clauses of this section, provided that after giving effect to the creation, incurrence or assumption of such Lien and Debt, and the application of proceeds of such Debt, if any, received as a result thereof, the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens (not including Debt permitted to be secured by the preceding clauses of this section), together with all net sale proceeds received by us or any of our subsidiaries from Sale-Leaseback Transactions (not including permitted Sale-Leaseback Transactions, as described below on "Sale-Leaseback Transactions") would not exceed 10% of our Consolidated Net Tangible Assets.

     Sale-Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

     - such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development of, or substantial repair or improvement on, or commencement of full operations of, such Principal Property, whichever is later;

     - the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

     - we or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on Principal Property subject thereto in a principal amount equal to or exceeding the net proceeds received by us or such Restricted Subsidiary from such Sale-Leaseback Transaction without equally and ratably securing the notes as described above in "-- Limitations on Liens"; or

     - we or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to
       (1) the prepayment, repayment, reduction, redemption or retirement of pari passu Debt of us or any of our subsidiaries, or (2) the expenditure or expenditures for (y) the acquisition, development or construction of, or repair or improvement on, Principal Property or (z) capital stock or other equity interests in a Person that is or with such expenditure becomes a Restricted Subsidiary of us or in a joint venture, and, in each case, as its principal assets owns property that otherwise consists of Principal Property.

     Notwithstanding the foregoing, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by the preceding clauses, provided that after giving effect thereto and the application of the proceeds, if any, received as a result thereof, the net sales proceeds received by us or any of our Restricted Subsidiaries from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the notes) secured by Liens upon Principal Property not permitted to be secured by provisions relating to limitations on Liens, would not exceed 10% of our Consolidated Net Tangible Assets.

     Waiver of Covenants. The holders of more than 50% in principal amount of the notes may waive compliance by us with the covenants described above.

     Transactions with Affiliates. We will not, and will not permit any of our subsidiaries to, sell, lease or otherwise transfer any Principal Property to, or purchase, lease or otherwise acquire any Principal Property from, any of our affiliates, except

     - on terms and conditions not less favorable to us or such subsidiary than could be obtained on an arm's-length basis from unrelated third parties,

     - transactions between or among us and our wholly-owned subsidiaries not involving any other affiliates; and

     - any Restricted Payment permitted by Section 3.04 of the indenture.

     Restricted Payments. We will not, and will not permit our subsidiaries to, make or agree to make, directly or indirectly, any Distribution, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, retirement, defeasance or other acquisition of, any Equity Interests or Debt subordinated to the notes, or any options, warrants, or other rights (each, a "Right") to purchase Equity Interests or such Debt, whether now or hereafter outstanding (each, a "Restricted Payment"), unless, at the time and after giving effect to such Restricted Payment, the aggregate amount of the Restricted Payment together with the aggregate amount of all other Restricted Payments made by us or any of our subsidiaries after the date of original issuance of the notes (excluding Restricted Payments permitted by clauses (1), (2), (5), (6), (7), (8), or (9) of the next succeeding paragraph), is less than the sum of the aggregate net cash proceeds and the fair market value of any assets or rights used or useful in a business activity not prohibited by Section 3.06 of the indenture (regarding fundamental changes) which are received by us or any of our subsidiaries in connection with (1) a capital contribution to us from any Person (other than any of our subsidiaries) made after the date of the original issuance of the notes or a capital contribution to a subsidiary of ours from any Person (other than us or another subsidiary of ours) made after the date of the original issuance of the notes, or (2) an issuance and sale made after the issuance date of Equity Interests (other than Disqualified Equity) of us or from the issuance or sale made after the issuance date of convertible or exchangeable Disqualified Equity or convertible or exchangeable debt securities of ours which have been converted into or exchanged for such Equity Interests (other than Disqualified Equity).

     The foregoing Restricted Payments covenant shall not prohibit:

          (1) Distributions payable by us solely in our Equity Interests;

          (2) Restricted Payments made by any subsidiary of ours to us or to another subsidiary of ours;

          (3) cash Distributions paid on, and cash redemptions of, our Equity Interests made within sixty (60) days after the declaration thereof; provided that no Default has occurred and is continuing at the time of such declaration;

          (4) Restricted Payments on, or of, Debt subordinated to the notes, or Rights related thereto, provided that no Default has occurred and is continuing at the time such Restricted Payment is made;

          (5) the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of us or any of our subsidiaries, or Rights related thereto, in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (a sale or issuance will be deemed substantially concurrent if such redemption, repurchase, retirement or acquisition occurs not more than ninety (90 days) after such sale or issuance) (other than to a subsidiary of us) of, Equity Interests of us (other than any Disqualified Equity), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition, or payments, shall be excluded from clause (2) of the preceding paragraph;

          (6)(A) the purchase or other acquisition of one or more Equity Interests in us by or from former employees or directors of us or any of our subsidiaries (or any of our or their general partners), provided that the aggregate price paid for all such purchased or acquired Equity Interests shall not exceed $2.0 million in any 12-month period; and (B) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of us or any of our subsidiaries held by any current or former officer, employee or director of us or any of our subsidiaries (or any of our or their general partners) pursuant to the terms of any agreements (including employment agreements) and plans approved by the Board of Directors of our general partner, including any management equity plan or stock option plan or any other management or employee benefit plan, agreement or trust, provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (6) shall not exceed the sum of (y) $5.0 million in any twelve-month period and (z) the aggregate net proceeds received by us during such 12-month period from the issuance of such Equity Interests pursuant to such agreements or plans, provided, however, if the amount so paid in any calendar year is less than $5.0 million, such shortfall may be used to repurchase, redeem, acquire or retire such Equity Interests in either of the next two 12-month periods in addition to the $5.0 million that may otherwise be paid in each such 12-month periods;

          (7) repurchases of Equity Interest deemed to occur upon the cashless exercise of stock options;

          (8) reasonable and customary directors' fees to the members of the Board of Directors of our general partner, provided that such fees are consistent with past practice or current requirements; or

          (9) other Restricted Payments in an aggregate principal amount since the date of original issuance of the notes not to exceed $50.0 million;

provided, further, that, with respect to clauses (5), (6), (7), (8), and (9) above, no Default or Event of Default shall have occurred and be continuing.

     In determining whether any Restricted Payment is permitted by the foregoing covenant, we may allocate or reallocate all or any portion of such Restricted Payment among the clauses (1) through (9) of the preceding paragraph or among such clauses and the first paragraph of this subsection, provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined by the Board of Directors of our general partner and as evidenced by a resolution of the Board of Directors of our general partner set forth in an officers' certificate delivered to the Trustee) on the date of the transfer, incurrence or issuance of such non-cash Restricted Payment.

     Sale of Assets. We will not, and will not permit any of our subsidiaries (other than any Excluded Subsidiary) to, convey, sell, lease, assign, transfer or otherwise dispose of, any of our or its Principal Properties (each, a "disposition"), other than as follows:

     - dispositions of assets in the ordinary course of business having a fair market value of not more than the greater of $25,000,000 and 5% of Consolidated Net Tangible Assets in the aggregate during any fiscal year of us;

     - dispositions of assets, the proceeds of which are reinvested in other assets (or Persons owning other assets) used by or useful to us or such subsidiary in conducting our or its business that is not prohibited by
       Section 3.06 of the indenture, used to repay, repurchase, redeem or defease, in whole or in part, Debt, or used to make capital expenditures;

     - leases permitted by Section 3.02 of the indenture;

     - leases of such assets entered into in the ordinary course of business and with respect to which we or any of our subsidiaries is the lessor and the lessee has no option to purchase such assets for less than fair market value at any time the right to acquire such asset occurs;

     - dispositions between and among us and our subsidiaries;

     - any Restricted Payment permitted by Section 3.04 of the indenture;

     - abandonment or relinquishment of such assets in the ordinary course of business; and

     - dispositions of such assets received in settlement of debts accrued in the ordinary course of business.

     Fundamental Changes. We will not, and will not permit any of our subsidiaries to, engage in any business other than businesses of the type:

     - conducted by us and our subsidiaries on the date hereof;

     - conducted by Statia Terminals Group N.V. and its subsidiaries on the date hereof; and

     - businesses reasonably related thereto.

     Modified Event of Default. With respect to the notes, if we default for a period of thirty (30 days) in the payment when due of interest on any of the notes, it will be considered an Event of Default under the indenture.

     Additional Event of Default. With respect to the notes, the occurrence of any of the following events shall, in addition to the other Events or circumstances described as events of default in Section 6.01 of the indenture, constitute an Event of Default: default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt for money borrowed by us or any of our Restricted Subsidiaries, or the payment of which is guaranteed by us or any of our Restricted Subsidiaries, whether such Debt or guarantee now exists, or is created after the date of the supplemental indenture, which default results in the acceleration of such Debt prior to its express maturity, and the principal amount of any such Debt, together with the principal amount of any other such Debt the maturity of which has been so accelerated, aggregates, without duplication, $5.0 million or more, and such acceleration shall not have been rescinded, or such Debt is repaid or otherwise discharged, within a period of (thirty (30 days) from the occurrence of such acceleration; provided, further, that if any such acceleration is rescinded, or such Debt is repaid or otherwise discharged, within such period of thirty (30 days), then such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any related judgment or decree.

BOOK ENTRY, DELIVERY AND FORM

     The notes will be issued in the form of one or more global notes. The global notes will be deposited on the original date of issuance of the notes with, or on behalf of The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

     Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in limited circumstances described below. Please read "-- Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

DEPOSITORY PROCEDURES

     The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC. We take no responsibility for these operations and procedures and urge investors to contact DTC or their participants directly to discuss these matters.

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participant.

     DTC has also advised us that, pursuant to procedures established by it:

          (1) upon deposit of the global notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amounts of the global notes; and

          (2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC (with respect to Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

     Transfers between Participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to these persons may be limited. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge the beneficial interest to persons that do not participate in the DTC system, or otherwise take actions in respect of the beneficial interest, may be affected by the lack of a physical certificate of the beneficial interest.

     So long as DTC, or its nominee, is the registered owner or holder of a global note of a series, DTC or its nominee will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. Except as provided below, beneficial owners of an interest in a global note:

     - will not be entitled to have notes registered in their names;

     - will not receive or be entitled to receive physical delivery of notes in definitive form; and

     - will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder.

     In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC.

     Payments on global notes will be made to DTC or its nominee, as the registered owner or holder of the global notes. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, nor the trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in global notes; or

     - any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant Participants with payment on the payment date unless DTC has reason to believe it will not receive payment on the payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its Participants.

     DTC has also advised us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     Although DTC is expected to follow the foregoing procedures to facilitate transfers of interests in the global notes among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

     A global note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

          (1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depository or (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and we fail to appoint a successor depository;

          (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

          (3) a Default or Event of Default on the notes has occurred and is continuing.

     In addition, beneficial interests in a global note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter.

                                                               PRINCIPAL AMOUNT
                                                                   OF NOTES
NAME                                                           ----------------
Banc of America Securities LLC..............................     $
Salomon Smith Barney Inc....................................
Banc One Capital Markets, Inc. .............................
Fleet Securities, Inc. .....................................
SunTrust Capital Markets, Inc...............................
                                                                 ------------
     Total..................................................     $250,000,000
                                                                 ------------

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price
less a concession not in excess of      % of the principal amount of the notes.
The underwriters may allow, and such dealers may reallow a concession not in
excess of      % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the representatives.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                               PAID BY US
                                                               ----------
Per note....................................................         %

     In connection with the offering, Banc of America Securities LLC and Salomon Smith Barney Inc. may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC or Salomon Smith Barney Inc. in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate our total expenses of this offering will be approximately $200,000.

     The underwriters have performed certain investment banking and advisory serves for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     Affiliates of certain of the underwriters are lenders under the bank revolving credit facility that will be repaid from the proceeds of this offering, and each such affiliate will, therefore, receive a proportionate share of the net proceeds of the offering. See "Use of Proceeds" in this Prospectus Supplement. Because more than 10% of the net proceeds of this offering will be used to repay amounts outstanding under the revolving credit facility, this offering will be made pursuant to the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule requires that the yield of a debt security be no lower than the yield recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Salomon Smith Barney Inc. has agreed to act as qualified independent underwriter with respect to this offering. The yield on the notes will be no lower than that recommended by Salomon Smith Barney Inc.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                     LEGAL

     Fulbright & Jaworski L.L.P., Houston, Texas, will issue opinions about various legal matters in connection with the offering on our behalf. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Kaneb Pipe Line Operating Partnership, L.P. and subsidiaries as of December 31, 2000 and for each of the years in the three-year period ended December 31, 2000 and the consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries as of December 31, 2000 and 1999, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audited consolidated financial statements of Statia Terminals Group N.V. as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such report.

PROSPECTUS

                                KANEB PIPE LINE
                          OPERATING PARTNERSHIP, L.P.

                                DEBT SECURITIES

                             ---------------------

     We, Kaneb Pipe Line Operating Partnership, L.P., may offer and sell from time to time in one or more series our unsecured debt securities which may be either senior debt securities or subordinated debt securities. We may sell up to $500 million in principal amount of the debt securities described in this prospectus in one or more offerings. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

     We are owned 99% by Kaneb Pipe Line Partners, L.P., our parent partnership. Our parent partnership's limited partner units are traded on the New York Stock Exchange under the symbol "KPP".

     Our address is 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4055.

                             ---------------------

     INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS" BEGINNING ON PAGE 2 AND "RISK FACTORS" BEGINNING ON PAGE 3.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 22, 2001

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
About Us....................................................     1
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements and Associated Risks.............     2
Risk Factors................................................     3
  Risks Inherent in Our Business............................     3
  Risks Related to Litigation...............................     4
Who We Are..................................................     7
Use of Proceeds.............................................     8
Ratio of Earnings to Fixed Charges..........................     8
Description of Debt Securities..............................     8
  General...................................................     9
  Covenants.................................................    10
  The Trustee...............................................    10
  Events of Default.........................................    10
  Amendments and Waivers....................................    11
  Defeasance................................................    12
  No Personal Liability of General Partner..................    13
  Subordination.............................................    13
  Book Entry, Delivery and Form.............................    14
  Governing Law.............................................    15
Plan of Distribution........................................    15
Legal.......................................................    16
Experts.....................................................    16
Index to Financial Statements...............................   F-1

                             ---------------------

     You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

                                    ABOUT US

     We are a Delaware limited partnership engaged in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company LLC, a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner.

     As used in this prospectus, "we," "us," "our" and "Kaneb Partners" mean Kaneb Pipe Line Operating Partnership, L.P. and, where the context requires, include our subsidiary operating companies.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell up to $500 million in principal amount of the debt securities described in this prospectus in one or more offerings. This prospectus generally describes us and the debt securities. Each time we sell debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of October 15, 2001. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     Our parent partnership, Kaneb Pipe Line Partners, L.P., files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we or our parent partnership files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. These SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about our parent partnership at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we or our parent partnership file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the debt securities offered by this prospectus.

     - Annual Report on Form 10-K of Kaneb Pipe Line Partners, L.P. for the fiscal year ended December 31, 2000.

     - Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended March 31, 2001, as amended by the Amended Quarterly Report on Form 10-Q/A filed on May 24, 2001.

     - Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended June 30, 2001.

     - Current Report on Form 8-K filed January 18, 2001, as amended by the Current Report on Form 8-K/A, filed on March 19, 2001.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address:

    Investor Relations Department
     Kaneb Pipe Line Partners, L.P.
     2435 North Central Expressway
     Richardson, Texas 75080
    (972) 699-4055.

     NO SEPARATE FINANCIAL INFORMATION FOR US HAS BEEN PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BECAUSE: (i) OUR PARENT PARTNERSHIP DOES NOT ITSELF CONDUCT ANY OPERATIONS, BUT RATHER ALL OPERATIONS OF OUR PARENT PARTNERSHIP AND ITS SUBSIDIARIES ARE CONDUCTED BY US; (ii) OUR PARENT PARTNERSHIP HAS NO MATERIAL ASSETS OTHER THAN SUBSTANTIALLY ALL OF THE OWNERSHIP INTEREST IN US; AND (iii) WE OWN ALL OF THE ASSETS AND LIABILITIES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR OUR PARENT PARTNERSHIP.

                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

     - the amount and nature of future capital expenditures,

     - business strategy and measures to carry out strategy,

     - competitive strengths,

     - goals and plans,

     - expansion and growth of our business and operations,

     - references to intentions as to future matters and

     - other similar matters.

     A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  RISK FACTORS

RISKS INHERENT IN OUR BUSINESS

     The rates that we may charge may be limited by FERC regulations and competition.

     The Federal Energy Regulatory Commission ("FERC"), pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.

     The FERC's primary rate making methodology is price indexing. We use this methodology in approximately half of our markets. With FERC approval, we use market based rates in our other markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the Producer Price Index for Finished Goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our rates that are based on the FERC's price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC's rate making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. If this occurs, it could adversely affect us. Competition constrains our rates in all of our markets. As a result we may from time to time be forced to reduce some of our rates to remain competitive.

  UNCERTAINTIES IN CALCULATING COST OF SERVICE FOR RATE-MAKING PURPOSES

     In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. If we were to become involved in a contested rate proceeding, this issue could be raised by an adverse party in that proceeding. Disallowance of the income tax allowance in the cost of service of our pipelines would adversely affect our cash flow and could reduce cash distributions to our unitholders.

  COMPETITION COULD ADVERSELY AFFECT OUR OPERATING RESULTS

     Competitive conditions sometimes require that our pipelines file individual rates that are less than the maximum permitted by law to avoid losing business to competitors. Our east pipeline's major competitor is an independent regulated common carrier pipeline system owned by The Williams Companies, Inc. Williams' pipeline operates approximately 100 miles east of and parallel to our east pipeline. This competing pipeline system is substantially more extensive than our east pipeline. Fifteen of our sixteen delivery terminals on our east pipeline directly compete with Williams' terminals. Williams and its affiliates have capital and financial resources substantially greater than ours.

     Our west pipeline competes with the truck loading facilities of refineries in Denver, Colorado, and Cheyenne, Wyoming and the Denver terminals of the Chase Pipeline Company and Phillips Petroleum Company. The Ultramar Diamond Shamrock terminals in Denver and Colorado Springs that connect to an Ultramar Diamond Shamrock pipeline from their Texas Panhandle refinery are major competitors to our west pipeline's Denver and Fountain terminals.

     The independent liquids terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations and small companies that may own a single terminal location. Several companies that offer liquids terminaling facilities have significantly more capacity than our liquid terminaling facilities, particularly those used primarily for petroleum-related products. We also face competition from prospective customers that have their own terminal facilities.

  REDUCED DEMAND COULD AFFECT SHIPMENTS ON THE PIPELINES

     Our pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Most of the refined petroleum products delivered through our east pipeline are ultimately used as fuel for railroads or in agricultural operations. Agricultural operations include fuel for farm equipment, irrigation systems, trucks transporting crops and crop drying facilities. Weather conditions in the geographic areas served by our east pipeline affect the demand for refined petroleum products for agricultural use and the relative mix of products required. Periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment. Although the demand for fuel for irrigation systems often increases during those times, the increase may not be sufficient to offset the reduced demand for refined petroleum products for agricultural use. Governmental agricultural policies and crop prices also affect the agricultural sector. Governmental policies or crop prices that result in reduced farming operations in the markets we serve could indirectly reduce the demand for refined petroleum products in those markets.

     Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas our pipelines serve.

  RISK OF ENVIRONMENTAL COSTS AND LIABILITIES

     Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline operations and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

RISKS RELATED TO LITIGATION

  Massachusetts Pipeline Spill Litigation

     Certain of our subsidiaries were sued in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from which we acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

     Grace alleged that our subsidiaries acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that our subsidiaries are responsible for all present and future remediation and expenses for these leaks and that Grace has no obligation to indemnify our subsidiaries for these expenses. In the lawsuit, Grace also sought indemnification for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. Our subsidiaries' consistent position is that they did not acquire the abandoned pipeline as part of the 1993 ST Services transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

     At the end of the trial, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned before 1978. On August 30, 2000, the Judge entered final judgment in the case, which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from our subsidiaries on its claims, including claims for future expenses. Although our subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that our subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of the company acquired as part of the 1993 ST Services transaction. The Judge also awarded attorney fees to Grace.

     While the judgment means that our subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, our subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

     On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once that stay is lifted, our subsidiaries that are party to the lawsuit intend to resume vigorous prosecution of the appeal.

     The Otis Air Force Base is a part of the Massachusetts Military Reservation ("MMR"), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. Our subsidiaries voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and our subsidiaries, the Government advised the parties in April 1999 that it had identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government at that time advised the parties that it believed it had incurred costs of approximately $34 million, and expected in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area.

     By letter dated July 26, 2001, the United States Department of Justice advised ST Services that the Government intends to seek reimbursement from it under the Massachusetts Oil and Hazardous Material Release Prevention and Response Act and the Declaratory Judgment Act for the Government's response costs at the two spill areas. The Government advised ST Services that it believes it has incurred costs exceeding $40 million and expects in the future to incur costs exceeding an additional $22 million, for remediation of the two spill areas. We believe that our subsidiaries have substantial defenses to the Government's claims and intend to assert such defenses. ST Services responded to the Department of Justice on September 6, 2001, contesting the Government's positions and declining to reimburse any response costs.

     We do not believe that either the Grace litigation or the claims made by the Government will adversely affect our ability to make cash distributions to our unitholders, but we cannot assure you in that regard.

  PEPCO Pipeline Rupture Litigation

     On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company ("PEPCO") ruptured. The pipeline was operated by a partnership of which ST Services is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66.0 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, ST Services has participated provisionally in a minority share of the clean-up expense, which has been funded by ST Services' insurance carriers. We cannot predict the amount, if any, that ultimately may be determined to be ST Services' share of the remediation expense, but we believe that such amount will be covered by insurance and will not materially affect our financial condition.

     As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and ST Services under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. ST Services' insurance carriers have assumed the defense of these actions. While we cannot predict the amount, if any, of any liability we may have in these suits, we believe that such amounts will be covered by insurance and that these actions will not have a material adverse effect on our financial condition.

     PEPCO and ST Services have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. We believe that both the assessment costs and such damages are covered by insurance and will not materially affect our financial condition.

     The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and ST Services alleging violations over several years of pipeline safety regulations and proposing a civil penalty of $674,000. ST Services and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to ST Services cannot be determined at this time, but we believe that this matter will not have a material effect on our financial condition.

                                   WHO WE ARE

     We are a Delaware limited partnership engaged through operating subsidiaries in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. The following chart shows our organization and ownership structure as of the date of this prospectus. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.

                                 [KANEB CHART]

     Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves Eastern Wyoming, Western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2000, we shipped approximately 17.8 billion barrel miles of refined petroleum products on our pipeline systems. Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

     We are the third largest independent liquids terminaling company in the United States. Our terminaling business is conducted through Support Terminal Services, Inc. and Support Terminals Operating Partnership, L.P., which are subsidiaries and which operate under the trade name ST Services. Our terminaling business consists of receiving, storing and delivering liquid petroleum products and specialty chemicals. ST Services and its predecessors have been in the terminaling business for more than 40 years. Our total worldwide tankage capacity is approximately 38.3 million barrels. Since 1997, we have acquired 14 domestic terminal facilities with an aggregate storage capacity of 15.5 million barrels. In the United States, we operate 42 facilities in 21 states and the District of Columbia. Our five largest terminal facilities in the United States are located in Piney Point, Maryland; Crockett, California; Martinez, California; Jacksonville, Florida; and Linden, New Jersey. Two of our largest terminals, Crockett and Martinez, California, were among the seven terminals we acquired when we purchased Shore Terminals LLC on January 3, 2001. We also own a 50% interest in and manage a 3.9 million barrel petroleum terminal in Linden, New Jersey.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities to acquire properties as suitable opportunities arise and to pay indebtedness outstanding at the time.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges of our parent partnership for each of the periods indicated is as follows:

                                                                                 SIX
                                               YEAR ENDED DECEMBER 31,          MONTHS
                                           --------------------------------   ENDED JUNE
                                           1996   1997   1998   1999   2000    30, 2001
                                           ----   ----   ----   ----   ----   ----------
Ratio of Earnings to Fixed Charges.......  4.60   4.63   4.77   4.56   4.56      4.94

     For purposes of calculating the ratio of earnings to fixed charges:

     - "fixed charges" represent interest expense and the portion of rental expense representative of the interest factor and

     - "earnings" represent income before minority interest, income taxes and extraordinary item, plus fixed charges, less undistributed earnings of equity affiliates.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be issued under an Indenture between us and a trustee to be named in a prospectus supplement, and any supplements to the Indenture that may be entered into from time to time. The terms of the debt securities will include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. If we issue one or more series of debt securities subordinated to our Senior Indebtedness (as defined below), then these series will be issued under a separate Indenture containing subordination provisions. This description of debt securities is intended to be a useful overview of the material provisions of the debt securities and the Indentures. The forms of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to this registration statement. You should read the Indentures for provisions that may be important to you because the Indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an "Indenture" refer to the particular Indenture under which a series of debt securities is issued.

GENERAL

     The Indenture does not limit the amount of debt securities that may be issued thereunder. Debt securities may be issued under the Indenture from time to time in separate series, each up to the aggregate amount authorized for such series.

     A prospectus supplement and a supplemental indenture (or a resolution of our Board of Directors and accompanying officers' certificate) relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the form and title of the debt securities;

     - the total principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued;

     - the dates on which the principal and premium, if any, of the debt securities will be payable;

     - the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     - whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

     - the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

     - any changes to or additional Events of Default or covenants;

     - the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

     - any other terms of the debt securities.

     The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

     - debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

     - debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

     - debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

     - variable rate debt securities that are exchangeable for fixed rate debt securities.

     At our option, we may make interest payments, by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

     Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

     Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must thereafter look only to us for payment thereof.

COVENANTS

     A series of debt securities may contain certain financial and other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in the prospectus supplement applicable to such series.

THE TRUSTEE

     We may appoint a separate Trustee for any series of debt securities. As used herein in the description of a series of debt securities, the term "Trustee" refers to the Trustee appointed with respect to any such series of debt securities.

     We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.

EVENTS OF DEFAULT

     Each of the following will be an "Event of Default" under the Indenture with respect to a series of debt securities:

     - default in any payment of interest on any debt securities of that series when due, continued for 60 days;

     - default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption or otherwise;

     - default in the payment of any sinking fund payment on any debt securities of that series when due;

     - failure by us for 60 days after our receipt of notice from the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series to comply with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series; or

     - certain events of bankruptcy, insolvency or reorganization of us.

     If an Event of Default occurs and is continuing, the Trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice to us and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable. Upon such a declaration, the principal, premium and accrued and unpaid interest will be due and payable immediately. The holders of a majority in principal amount of the outstanding debt securities of a series may waive all past defaults (except with respect to nonpayment of principal, premium, if any, or interest) and rescind any such acceleration with respect to the debt securities of that series and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the debt securities of that series that have become due solely by such declaration of acceleration, have been cured or waived.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or any series of the debt securities unless:

     - such holder has previously given the Trustee notice that an Event of Default with respect to that series of debt securities is continuing;

     - holders of at least 25% in principal amount of the outstanding debt securities of that series have requested the Trustee to pursue the remedy;

     - such holders have offered the Trustee reasonable indemnity against any loss, liability or expense;

     - the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity; and

     - the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the holders of a majority in principal amount of the outstanding debt securities of a series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Event of Default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any debt securities, the Trustee may withhold notice if and so long as the committee of responsible officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the Trustee, within 4 months after the end of each fiscal year, a compliance certificate indicating we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any Event of Default, its status and what action we are taking or propose to take with respect to the default.

AMENDMENTS AND WAIVERS

     Modifications and amendments to the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of all debt securities then outstanding under the Indenture (including consents obtained in connection with a tender offer or exchange offer for the debt securities). However, without the consent of each holder of outstanding debt securities of each series affected thereby, no amendment may, among other things:

     - reduce the percentage in principal amount of debt securities whose holders must consent to an amendment;

     - reduce the rate of or extend the time for payment of interest on any debt securities;

     - reduce the principal of or extend the stated maturity of any debt securities;

     - reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may be redeemed under an optional redemption or any similar provision;

     - make any debt securities payable in other than U.S. dollars;

     - impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder's debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's debt securities;

     - release any security that has been granted in respect of the debt securities;

     - waive a redemption payment with respect to a debt security other than as required by a covenant in the applicable supplemental indenture;

     - except as permitted under the Indenture or any supplemental indenture, with respect to debt securities that are guaranteed, release any guarantor from its obligations under the Indenture or supplemental indenture or under its guarantee or change any guarantee in any manner that would adversely affect the rights of holders of those debt securities; or

     - make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, on behalf of all such holders, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee as provided in the Indenture, the holders of a majority in aggregate principal amount of debt securities of each series affected thereby, on behalf of all such holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the debt securities), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of all holders of the series of debt securities that is affected.

     Without the consent of any holder, we and the Trustee may, among other things, amend the Indenture to:

     - cure any ambiguity, defect, omission, error or inconsistency;

     - convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

     - provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the Indenture;

     - make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the rights of any holder;

     - add or appoint a successor or separate Trustee;

     - comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or

     - add any additional Events of Default.

     The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

     At any time we may terminate our obligations under a series of debt securities and the Indenture in a "legal defeasance." If we choose to terminate our obligations in a legal defeasance, the holders of the debt securities of the series will not be entitled to the benefits of the related Indenture, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. At any time we may terminate our obligations under covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series (other than as described in such prospectus supplement) in a "covenant defeasance".

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth bullet point under "Events of Default" above.

     In order to exercise either defeasance option, we must irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be (a "defeasance trust") and must comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust and the delivery to the Trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

NO PERSONAL LIABILITY OF GENERAL PARTNER

     Our general partner, our parent partnership, and each of their respective directors, officers, partners, employees, incorporators, managers, stockholders, unitholders or member as such, shall have no liability for any of our obligations under the debt securities or the Indenture or for any claim related to our obligations or their creation. Each holder by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.

SUBORDINATION

     Debt securities of a series may be subordinated to Senior Indebtedness (as defined below) to the extent set forth in the prospectus supplement relating to such series. Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness that is designated as "Senior Indebtedness" with respect to the series. "Senior Indebtedness" is defined generally to include all notes or other evidences of indebtedness for money borrowed by us, provided that these obligations are not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

     Upon any payment or distribution of our assets or upon a total or partial liquidation or dissolution of us, or in a bankruptcy, receivership or similar proceeding relating to us, the holders of Senior Indebtedness of us shall be entitled to receive payment in full in cash of the Senior Indebtedness before the holders of subordinated debt securities shall be entitled to receive any payment of principal, premium or interest with respect to the subordinated debt securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled shall be made to the holders of Senior Indebtedness.

     We may not make any payments of principal, premium, if any, or interest with respect to subordinated debt securities, make any deposit for the purpose of defeasance of the subordinated debt securities, or repurchase, redeem or otherwise retire (except, in the case of subordinated debt securities that provide for a mandatory sinking fund, by our delivery of subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation) any subordinated debt securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or (b) any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and the acceleration has been rescinded, the Senior Indebtedness has been paid in full in cash, or we and the Trustee receive written notice approving the payment from the representatives of each issue of "Designated Senior Indebtedness" (which, unless otherwise provided in the prospectus supplement relating to the series of subordinated debt securities, will include indebtedness for borrowed money under a bank credit agreement ("Bank Indebtedness") and any other specified issue of Senior Indebtedness of at least $100 million or other indebtedness of borrowed money that we may designate). During the continuance of any default (other than a default described in clause (a) or (b) above), with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect the acceleration) or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period, the "Payment Blockage Period", commencing on the receipt by us and the Trustee of written notice of the default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period, a "Blockage Notice". The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and to us from the person or persons who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of Senior Indebtedness shall have accelerated the maturity thereof, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period. Unless otherwise provided in the prospectus supplement relating to the series of subordinated debt securities, not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within the 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case, the representative of the Bank Indebtedness may give another Blockage Notice within the period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

     By reason of the subordination, in the event of insolvency, our creditors who are holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

BOOK ENTRY, DELIVERY AND FORM

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or "DTC," will act as depositary. Book-entry debt securities of a series will be issued in the form of a global security that will be deposited with DTC. This means that we will not issue certificates to each holder. One global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred; except that DTC, its nominees and their successor may transfer a global security as a whole to one another.

     Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

     DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Debt securities represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

GOVERNING LAW

     The Indenture provides that it and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     We may offer or sell the debt securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods and also may offer or sell the debt securities directly to one or more other purchasers. We may sell the debt securities as soon as practicable after effectiveness of the registration statement of which this prospectus is a part.

     The terms of the offering of the particular series of debt securities will be included in a prospectus supplement and will include the following terms:

     - the name or names of any underwriters or agents;

     - the name or names of any managing underwriter or underwriters;

     - the initial public offering or purchase price of such series of debt securities;

     - any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers;

     - any commissions paid to any agents;

     - the net proceeds to us from the sales; and

     - any securities exchanges or markets on which such series of debt securities may be listed.

     Unless otherwise provided in the prospectus supplement relating to a particular series of debt securities, the obligations of the underwriters to purchase the series of debt securities will be subject to certain conditions and each of the underwriters will be obligated to purchase all of the debt securities of the series allocated to it if any of the debt securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

     The debt securities may be offered and sold by us directly or through agents designated by us from time to time. Unless otherwise indicated in the related prospectus supplement, each agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of debt securities may be deemed to be an "underwriter," as that term is defined in the Securities Act of 1933, as amended, of the debt securities that are offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the prospectus supplement relating to the series of debt securities. The dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, us in the ordinary course of business.

     All debt securities offered will be a new issue of securities with no established trading market. Any underwriter to whom debt securities are sold by us for public offering and sale may make a market in such debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The debt securities of any series may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of or the trading markets for the debt securities.

     In connection with the offering, the underwriters or agents, as the case may be, may purchase and sell the debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if such debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time.

                                     LEGAL

     Certain legal matters in connection with the debt securities will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to the offering by their own legal counsel.

                                    EXPERTS

     The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, and the consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries as of December 31, 2000, have been incorporated by reference and included herein, respectively, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of said firm as experts in auditing and accounting.

     The financial statements of Shore Terminals LLC as of December 31, 2000 and 1999, and for the years then ended, incorporated in this prospectus by reference from Kaneb Pipe Line Partners, L.P.'s current report on Form 8-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the restatement of the 1999 financial statements and the sale of the company effective January 1, 2001), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

KANEB PIPE LINE COMPANY

Independent Auditors' Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Notes to Consolidated Balance Sheets........................  F-4

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Kaneb Pipe Line Company:

     We have audited the accompanying consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries (the Company) as of December 31, 2000. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Dallas, Texas
March 2, 2001

                            KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                               DECEMBER 31,
                                                                   2000
                                                               ------------
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................   $  6,394,000
  Accounts receivable.......................................     38,417,000
  Inventories...............................................     15,998,000
  Prepaid expenses..........................................      5,521,000
                                                               ------------
          Total current assets..............................     66,330,000
                                                               ------------
Receivable from affiliates, net.............................     10,706,000
Property and equipment......................................    459,070,000
Less accumulated depreciation...............................    137,622,000
                                                               ------------
Net property and equipment..................................    321,448,000
Investment in affiliates....................................     22,568,000
Deferred tax asset..........................................      4,256,000
Excess of cost over fair value of net assets of acquired
  business..................................................      1,607,000
                                                               ------------
                                                               $426,915,000
                                                               ============

                   LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................   $ 13,093,000
  Accrued expenses..........................................     14,965,000
  Accrued distributions payable.............................      9,600,000
  Deferred terminaling fees.................................      3,717,000
                                                               ------------
          Total current liabilities.........................     41,375,000
                                                               ------------
Long-term debt, less current portion........................    184,052,000
Other liabilities...........................................     13,425,000
Interest of outside non-controlling partners in KPP.........    123,520,000
Commitments and contingencies
Stockholder's equity:
  Common stock, $1 par value, authorized and issued 10,000
     shares.................................................         10,000
  Additional paid-in capital................................     30,924,000
  Notes receivable from affiliate...........................    (14,500,000)
  Retained earnings.........................................     48,514,000
  Accumulated other comprehensive loss -- foreign currency
     translation adjustment.................................       (405,000)
                                                               ------------
          Total stockholder's equity........................     64,543,000
                                                               ------------
                                                               $426,915,000
                                                               ============

             See accompanying notes to consolidated balance sheet.

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following significant accounting policies are followed by Kaneb Pipe Line Company and subsidiaries (the Company) in the preparation of the consolidated balance sheet. The Company is a wholly-owned subsidiary of Kaneb Services, Inc. (the Parent Company) (see note 9).

  (a)  PRINCIPLES OF CONSOLIDATION

     The consolidated balance sheet includes the accounts of Kaneb Pipe Line Company and its subsidiaries and Kaneb Pipe Line Partners, L.P. (KPP). The Company controls the operations of KPP through its 2% general partner interest and a 25% limited partner interest at December 31, 2000. All significant intercompany transactions and balances are eliminated in consolidation.

     KPP owns and operates a refined petroleum products pipeline business and a petroleum products and specialty liquids storage and terminaling business. KPP's business of terminaling petroleum products and specialty liquids is conducted under the name ST Services (ST). KPP operates its businesses through Kaneb Pipe Line Operating Partnership, L.P. (KPOP), a limited partnership in which KPP holds a 99% interest as limited partner. The Company's products marketing business provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions, as well as California.

  (b)  CASH AND CASH EQUIVALENTS

     The Company's policy is to invest cash in highly liquid investments with original maturities of three months or less. Accordingly, uninvested cash balances are kept at minimum levels. Such investments are valued at cost, which approximates market, and are classified as cash equivalent. At December 31, 2000, the Company does not have any derivative financial instruments.

  (c)  INVENTORIES

     Inventories consist primarily of petroleum products purchased for resale in the products marketing business and are valued at the lower of cost or market. Cost is determined using the weighted average cost method.

  (d)  PROPERTY AND EQUIPMENT

     Property and equipment are carried at historical cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provided on a straight-line basis at rates based upon expected useful lives of various classes of assets. The rates used for pipeline and storage facilities of KPOP are the same as those which have been promulgated by the Federal Energy Regulatory Commission.

     The carrying value of property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists under the provisions of Statement of Financial Accounting Standards
(SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. To the extent impairment is indicated to exist, an impairment loss will be recognized under SFAS No. 121 based on fair value.

  (e) Revenue Recognition

     Pipeline transportation revenues are recognized as services are provided. Storage fees are billed one month in advance and are reported as deferred income. Revenue is recognized in the month services are provided. Revenues from the products marketing business are recognized when product is sold and title and risk pass to the customer.

  (f) Foreign Currency Translation

     The Company translates the balance sheet of its foreign subsidiary using year-end exchange rates. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of accumulated other comprehensive loss in stockholder's equity.

  (g) Excess of Cost Over Fair Value of Net Assets of Acquired Business

     The excess of the cost of the products marketing business over the fair value of net assets acquired is being amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $106,000 at December 31, 2000.

     The Company periodically evaluates the propriety of the carrying amount of the excess of cost over fair value of net assets of acquired business, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. The Company believes that no such impairment has occurred and that no reduction in estimated useful lives is warranted.

  (h) Environmental Matters

     KPP environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or KPP's commitment to a formal plan of action.

  (i) KPP Cash Distributions

     KPP makes quarterly distributions of 100% of its Available Cash, as defined in the Partnership Agreement, to holders of limited partnership units and the Company. Available Cash consists generally of all the cash receipts of KPP plus the beginning cash balance less all of its cash disbursements and reserves. The assets, other than Available Cash, cannot be distributed without a majority vote of the non-affiliate unitholders.

  (j) Use of Estimates

     The preparation of the Company's balance sheet, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

  (k) Recent Accounting Pronouncement

     Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes the accounting and reporting standards for such activities. Under SFAS No. 133, companies must recognize all derivative instruments on their balance sheet at fair value. Changes in the value of derivative instruments which are considered hedges will either be offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. On January 1, 2001, the Company was not a party to any derivative contracts; accordingly, initial adoption of SFAS No. 133 at that date did not have any effect on the Company's financial position.

(2)  ACQUISITION

     On January 3, 2001, KPP, through a wholly-owned subsidiary, acquired Shore Terminals LLC (Shore) for $107 million in cash and 1,975,090 KPP units. Financing for the cash portion of the purchase price was supplied under a new $275 million unsecured revolving credit agreement, which is without recourse to the Company, with a group of banks (see note 5). The acquisition will be accounted for, beginning in January 2001, using the purchase method of accounting.

(3)  INCOME TAXES

     The Company participates with the Parent Company in filing a consolidated Federal income tax return, except for certain ST operations which are conducted through separate taxable wholly-owned corporate subsidiaries. The income taxes for the Company are reported as if it had filed on a separate return basis. Amounts payable or receivable for income taxes are included in receivable from affiliates.

     Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the balance sheet that will result in differences between income for tax purposes and income for financial statement purposes in future years.

     The Company has recorded a deferred tax asset of approximately $20.0 million as of December 31, 2000, primarily relating to domestic net operating loss carryforwards (NOLs). The Company has recorded a deferred tax liability of approximately $9.8 million as of December 31, 2000, primarily relating to differences between the financial and tax basis of the Company's investment in KPP. The Company has also recorded a deferred tax liability of $5.9 million as of December 31, 2000 which is associated with certain subsidiaries not included in the Parent Company's consolidated Federal income tax return.

     Ultimate realization of the deferred tax asset is dependent upon, among other factors, the Company's ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used. The Company considered positive evidence including the effect of the distribution discussed in note 9, recent historical levels of taxable income, the scheduled reversal of deferred tax liabilities, tax planning strategies, revised estimates of future taxable income growth and expiration periods of NOLs among other things, in making this evaluation and concluding that it is more likely than not that the Company will realize the benefit of its net deferred tax assets.

(4)  PROPERTY AND EQUIPMENT

     The cost of property and equipment as of December 31, 2000 is summarized as follows:

                                                             ESTIMATED
                                                              USEFUL
                                                           LIFE (YEARS)
                                                           -------------
Land.....................................................     --           $ 23,360,000
Buildings................................................     35              9,159,000
Furniture and fixtures...................................     16              3,574,000
Transportation equipment.................................      6              4,469,000
Machinery and equipment..................................    20-40           32,996,000
Pipeline and terminaling equipment.......................    20-40          378,123,000
Construction work-in-progress............................     --              7,389,000
                                                                           ------------
Total property and equipment.............................                   459,070,000
Less accumulated depreciation............................                   137,622,000
                                                                           ------------
Net property and equipment...............................                  $321,448,000
                                                                           ============

(5) LONG-TERM DEBT

     Long-term debt as of December 31, 2000 is summarized as follows:

KPP First mortgage notes, repaid in January 2001............  $128,000,000
KPP $25 million revolving credit facility, repaid in January
  2001......................................................    15,000,000
Revolving credit facility of subsidiary, due in March
  2002......................................................    17,152,000
KPP Term loan, due in January 2002..........................    23,900,000
KPP $275 million revolving credit facility, due in December
  2003......................................................            --
                                                              ------------
          Total long-term debt..............................  $184,052,000
                                                              ============

     In December 2000, KPP entered into a credit agreement with a group of banks that provides for a $275 million unsecured revolving credit facility through December 2003. No amounts were drawn on the facility at December 31, 2000. The facility, which is without recourse to the Company, bears interest at variable interest rates and has a variable commitment fee on the unutilized amounts. The credit facility contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates. Absent an event of default, such covenants do not restrict distributions to KPP limited partner interests. In January 2001, proceeds from the facility were used to repay in full KPP's $128 million of mortgage notes and $15 million outstanding under its $25 million revolving credit facility. An additional $107 million was used to finance the cash portion of the January 2001 Shore acquisition. Under the provisions of the mortgage notes, KPP incurred $6.5 million in prepayment penalties which, after income taxes and interest of outside non-controlling partners in KPP's net income, has been recognized as an extraordinary expense in the first quarter of 2001. At January 3, 2001, $257.5 million was drawn on the facility at an interest rate of 6.31%, which is due in December 2003.

     In January 1999, KPP, through two wholly-owned subsidiaries, entered into a credit agreement with a bank that provided for the issuance of $39.2 million in term loans in connection with the United Kingdom terminal acquisition and $5.0 million for general partnership purposes. $18.3 million of the term loans were repaid in July 1999 with the proceeds from a public unit offering. The remaining portion ($23.9 million), with a fixed rate of 7.14%, is due in January 2002. The term loans under the credit agreement, as amended, are unsecured and are pari passu with the $275 million revolving credit facility. The term loans, which are without recourse to the Company, also contain certain financial and operational covenants.

     The Company's wholly-owned products marketing subsidiary has a credit agreement with a bank that, as amended, provides for a $20 million revolving credit facility through March 2002. The credit facility bears interest at variable rates (8.69% at December 31, 2000), has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. The credit facility, which is without recourse to the Company, is secured by essentially all of the tangible and intangible assets of the products marketing business, and by 500,000 KPP limited partnership units. At December 31, 2000, $17.2 million was drawn on the facility.

     In 1994, a wholly-owned subsidiary of KPP entered into a restated credit agreement with a group of banks that, as amended, provided for a $25 million revolving credit facility through January 31, 2001. At December 31, 2000, $15.0 million was drawn under the credit facility. In January 2001, the credit facility was repaid in full by KPP with the proceeds from the new $275 million credit facility.

     The $128 million of first mortgage notes outstanding at December 31, 2000, which were due in varying amounts from 2001 to 2016, were repaid in full by KPP in January 2001 with the proceeds from the new $275 million revolving credit facility.

(6) COMMITMENTS AND CONTINGENCIES

     The following is a schedule by years of future minimum lease payments under operating leases as of December 31, 2000:

                        YEAR ENDING                            OPERATING
                        DECEMBER 31,                             LEASES
                        ------------                           ----------
2001........................................................   $2,103,000
2002........................................................    1,505,000
2003........................................................      970,000
2004........................................................      705,000
2005........................................................      372,000
                                                               ----------
          Total minimum lease payments......................   $5,655,000
                                                               ==========

     The operations of KPP are subject to Federal, state and local laws and regulations in the United States and the United Kingdom relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $8.0 million at December 31, 2000, including $7.3 million related to acquisitions of pipelines and terminals.

     In December 1995, KPP acquired the liquids terminaling assets of Steuart Petroleum Company and certain of its affiliates. The asset purchase agreement includes a provision for an earn-out payment based upon revenues of one of the terminals exceeding a specified amount for a seven-year period ending in December 2002. No amount was payable under the earn-out provision in 2000.

     The asset purchase agreement entered into in 1998 by the Company in connection with the acquisition of the products marketing business includes a provision for an earn-out based on annual operating results of the acquired business for a five-year period ending in March 2003. In 2000, $211,000 was paid under the earn-out provision and included as additional purchase price.

     On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company (PEPCO) ruptured. The pipeline was operated by a partnership of which a wholly-owned subsidiary of KPP is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, KPP's subsidiary has participated provisionally in a minority share of the clean-up expense which has been funded by KPP's insurance carriers. KPP cannot predict the amount, if any, that ultimately may be determined to be KPP's share of the remediation expense, but it believes that such amount will be covered by insurance and will not materially affect KPP's financial condition.

     As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and KPP's subsidiary under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. KPP's insurance carriers have assumed the defense of these actions. While KPP cannot predict the amount, if any, of any liability it may have in these suits, it believes that such amounts will be covered by insurance and that these actions will not have a material adverse effect on its financial condition.

     PEPCO and KPP's subsidiary have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. KPP believes that both the assessment costs and such damages are covered by insurance and will not materially affect KPP's financial condition.

     The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and KPP's subsidiary over several years of pipeline safety regulations and proposing a civil penalty of $674,000. KPP's subsidiary and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to KPP cannot be determined at this time, but KPP believes that this matter will not have a material effect on its financial condition.

     Certain subsidiaries of KPP were sued in a Texas state court in 1997 by Grace Energy Corporation (Grace), the entity from which KPP acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

     Grace alleged that subsidiaries of KPP acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that these subsidiaries are responsible for all present and future remediation expenses for these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses.

     In the lawsuit, Grace also sought indemnification from KPP's subsidiaries for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of KPP's subsidiaries is that they did not acquire the abandoned pipeline as part of the 1993 ST transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

     At the end of the trial on May 19, 2000, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned prior to 1978. On July 17, 2000, the Judge entered final judgment in the case, which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from the subsidiaries on its claims, including claims for future expenses. Although KPP's subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of KPP's subsidiaries acquired as part of the 1993 ST transaction. The Judge also awarded attorney fees to Grace.

     While the judgment means that the subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, KPP's subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

     On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once the stay is lifted, KPP's subsidiaries that are a party to the lawsuit intend to resume vigorous prosecution of the appeal.

     The Otis Air Force Base is part of the Massachusetts Military Reservation
(MMR), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. KPP's subsidiaries have voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and the KPP subsidiaries, the Government advised the parties in April 1999 that it has identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit.

The Government advised the parties that it believes it has incurred costs of approximately $34 million, and expects in the future to incur costs of approximately $55 million, for remediation one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area. KPP believes that the ultimate cost of the remediation, while substantial, will be considerably less than the Government has indicated.

     KPP does not believe that either the Grace litigation or any claims that may be made by the Government will adversely affect its ability to make cash distributions to its unitholders, but there can be no assurances in that regard.

     The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, based on the advice of counsel, that the ultimate resolution of such contingencies will not have a materially adverse effect on the financial position of the Company.

(7) RELATED PARTY TRANSACTIONS

     The Parent Company is entitled to reimbursement of all direct and indirect costs related to the business activities of the Company. These costs, which totaled $6.2 million for the year ended December 31, 2000, include compensation and benefits for officers and employees of the Company and the Parent Company, insurance premiums, general and administrative costs, tax information and reporting costs, legal and audit fees. In addition, the Company paid $0.2 million during each of these respective periods for an allocable portion of the Parent Company's overhead expenses.

     The Company participates in the Parent Company's defined contribution benefit plan which covers substantially all domestic employees and provides for varying levels of employer matching. Included in the costs above are Company contributions to this plan of $0.8 million for 2000.

     In 1997, the Company, through a wholly-owned subsidiary, sold 500,000 units in KPP to a wholly-owned subsidiary of the Parent Company in exchange for two 8.75% notes receivable aggregating $14.5 million. One note, for $9.5 million, is due in 2003. The other note, for $5.0 million, is due upon demand. At December 31, 2000, these notes are classified as a reduction to stockholder's equity.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The estimated fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying amount due to the relatively short period to maturity of these instruments. The estimated fair value of all debt as of December 31, 2000 was approximately $191 million as compared to the carrying value of $184 million. These fair values were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The estimates presented above are not necessarily indicative of the amounts that would be realized in a current market exchange. The Company has no derivative financial instruments at December 31, 2000.

     The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 2000.

(9) PARENT COMPANY PLANNED DISTRIBUTION TO SHAREHOLDERS

     On November 27, 2000, the Parent Company announced that its Board of Directors had approved a plan to distribute its pipeline, terminaling and product marketing businesses to its shareholders in the form of a new limited liability company, Kaneb Services LLC. This new entity will own the Company, including its general and limited partner interests in KPP. Immediately following the distribution, the Parent Company will no longer have an equity investment in Kaneb Services LLC.

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                                  $250,000,000

                           KANEB PIPE LINE OPERATING
                               PARTNERSHIP, L.P.

                            % SENIOR UNSECURED NOTES DUE 2012

                                  ------------

                             PROSPECTUS SUPPLEMENT

                               FEBRUARY   , 2002

                                  ------------

BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY

                         BANC ONE CAPITAL MARKETS, INC.
                             FLEET SECURITIES, INC.
                           SUNTRUST ROBINSON HUMPHREY

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